UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Baudax Bio, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
07160F107
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  Rule 13d-1(b)
X  Rule 13d-1(c)
 Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

34,160

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

34,160

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,160

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,554

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,554

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,554

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

38,132

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

38,132

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,132

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select 100, L.P..

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,053

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,053

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,053

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Investors, Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,691

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,691

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,691

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select Master Fund, Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,162

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,162

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,162

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

90,752

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

90,752

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,752

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

IA; PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jay Petschek.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

90,752

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

90,752

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,752

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Major

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

90,752

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

90,752

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,752

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

IN

This statement was filed with respect to the common stock of Baudax Bio, Inc. (The “Issuer”) beneficially owned by the Reporting Persons identified below as of December 31, 2020.

Item 1.
(a)	Name of Issuer: Baudax Bio, Inc

(b)	Address of Issuer’s Principal Executive Offices: 490 Lapp Road Malvern, PA 19355 United States

Item 2.
(a)
Name of Person Filing
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•  Corsair Capital Partners, L.P. (“Corsair Capital”)
•  Corsair Capital Partners 100, L.P. (“Corsair 100”)
•  Corsair Select L.P. (“Corsair Select”)
•  Corsair Select 100 L.P. (“Select 100”)
•  Corsair Capital Investors, Ltd (“Corsair Investors”)
•  Corsair Select Master Fund, Ltd. (“Select Master”)
•  Corsair Capital Management, L.P. (“Corsair Management”)
•  Jay R. Petschek (“Mr. Petschek”) and
•  Steven Major (“Mr. Major”)

Corsair Management acts as the investment manager of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors and Select Master.  Messrs. Petschek and Major are the controlling persons of Corsair Management.

(b)
Address of the Principal Office or, if none, residence
 The principal business address for each of Corsair Capital, Corsair 100, Corsair Select, Select 100,  Corsair Management, Mr. Petschek and Mr. Major is 366 Madison Ave, 12th floor, New York, NY 10017.

The principal business address for each of Corsair Investors and Select Master is M&C Corporate Services Ltd, Box 309, George Town, Cayman Islands KY1-1104.

(c)
Citizenship
Each of Corsair Capital, Corsair 100, Corsair Select, Select 100 and Corsair Management is a limited partnership formed under the laws of the State of Delaware.  Each of Corsair Investors and Select Master is an exempted company formed under the laws of the Cayman Islands.  Each of Mr. Petschek and Mr. Major is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number 07160F107

Item 3.  If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.  Ownership.

(a)
Amount beneficially owned:  Collectively, the Reporting Persons beneficially own 90,752 shares of Common Stock.
•  Corsair Capital individually owns 34,160 shares of Common Stock.
•  Corsair 100 individually owns 4,554 shares of Common Stock.
•  Corsair Select individually owns 38,132 shares of Common Stock.
•  Select 100 individually owns 5,053 shares of Common Stock.
•  Corsair Investors individually owns 3,691 shares of Common Stock.
•  Select Master individually owns 5,162 shares of Common Stock.
       •   Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors and Select Master  is deemed to beneficially own 90,752 shares of Common Stock.

•  Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 90,752 shares of Common Stock.
•  Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 90,752 shares of Common Stock.

(b)
Percent of class:  Collectively, the Reporting Persons beneficially own 90,752 shares of Common Stock, representing less than 1% of all of the outstanding shares of Common Stock based on the 26,238,825 outstanding shares of Common Stock as reported on the Issuer’s Form 10-Q filed on November 9, 2020.

Corsair Capital’s individual ownership of 34,160 shares of Common Stock represents less than 1% of all the outstanding shares of Common Stock.

Corsair 100’s individual ownership of 4,554 shares of Common Stock represents less than 1% of all the outstanding shares of Common Stock.

Corsair Select’s individual ownership of 38,132 shares of Common Stock represents less than 1% of all the outstanding shares of Common Stock.

Select 100’s individual ownership of 5,053 shares of Common Stock represents less than 1% of all the outstanding shares of Common Stock.

Corsair Investors’ individual ownership of 3,691 shares of Common Stock represents less than 1% of all the outstanding shares of Common Stock.

Select Master’s individual ownership of 5,162 shares of Common Stock represents less than 1% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 90,752 shares of Common Stock represents less than 1% of all the outstanding shares of Common Stock.

The 90,752 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represents less than 1% of all the outstanding shares of Common Stock.

The 90,752 shares of Common Stock deemed to be beneficially owned by Mr. Major represents less than 1% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote shares of Common Stock Not Applicable

(ii)
Shared power to vote or to direct the vote.

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 34,160 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 4,554 shares of common Stock owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 38,132 shares of common Stock owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 5,053 shares of common Stock owned by Select 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 3,691 shares of common Stock owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 5,162 shares of common Stock owned by Select Master.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock Not Applicable

(iv)
Shared power to dispose or to direct the disposition of:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 34,160 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 4,554 shares of common Stock owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 38,132 shares of common Stock owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 5,053 shares of common Stock owned by Select 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 3,691 shares of common Stock owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 5,162 shares of common Stock owned by Select Master.

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.  Identification and Classification of Members of the Group.
See Exhibits A and B of the Schedule 13G filed with the Securities and Exchange Commission on December 12, 2019.
Item 9.  Notice of Dissolution of Group.
Not Applicable.
Item 10.  Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 16, 2021
CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR SELECT, L.P.
By: Corsair Select Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR SELECT 100, L.P.
By: Corsair Select Advisors, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.P.,
Attorney-in-Fact
By: Corsair Capital Management GP, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR SELECT MASTER FUND, LTD.
By: Corsair Capital Management, L.P.,
Attorney-in-Fact
By: Corsair Capital Management GP, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, LP.
By: Corsair Capital Management GP, L.L.C.,
General Partner

By: /s/ Jay R. Petschek
 Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major